

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

Via E-mail
John Lorenz
Chief Executive Officer, President, and Chairman
GlyEco, Inc.
10429 South 51st Street, Suite 235
Phoenix, AZ 85044

> **Re: GlyEco, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 30, 2014**
> **File No. 333-197120**

Dear Mr. Lorenz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 52

1. Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

2. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Legal Opinion

3. We note that you have not yet filed the legal opinion. Please be advised that we will review your legal opinion before the registration statement is declared effective and we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot, Staff Attorney, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Jay Ingram *for*

Pamela Long
Assistant Director

cc: Matt Holman (*via e-mail*)
       Squire Patton Boggs (US) LLP